# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SOLUNA HOLDINGS INC., CIK 0000064463
CUSIP: 583543301
Title of class of securities: COMMON STOCK, $0.001 PAR VALUE PER SHARE
Address of issuer's principal executive offices: 325 Washington Avenue Extension, Albany, New York (NY), 12205
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001140358

## Reporting persons
- Alpha Capital Anstalt: type of reporting person: corporation (CO); citizenship or place of organization: Liechtenstein (N2); sole voting power 1,045,318; shared voting power 0; sole dispositive power 1,045,318; shared dispositive power 0; aggregate amount beneficially owned 1,045,318 (1.531% of the class)
  Comment: Note to 5, 7, 9 and 11: Based on 68,265,626 shares outstanding as of October 22, 2025 as per Form S-1 filed on October 27, 2025 with the Securities and Exchange Commission.

## Item 1. Issuer
Name of issuer: SOLUNA HOLDINGS INC.
Address of issuer's principal executive offices: 325 Washington Avenue Extension, Albany, New York 12205

## Item 2. Person Filing
Name of person filing: Alpha Capital Anstalt
Address of principal business office or, if none, residence: Altenbach 8, FL-9490 Vaduz, Liechtenstein
Citizenship: LIECHTENSTEIN

## Item 4. Ownership
Amount beneficially owned: 1,045,318.00
Percent of class: 1.531%
Sole power to vote or to direct the vote: 1,045,318.00
Shared power to vote or to direct the vote: 0 Shares
Sole power to dispose or to direct the disposition: 1,045,318.00
Shared power to dispose or to direct the disposition: 0 Shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Alpha Capital Anstalt: /s/ Konrad Ackermann, Konrad Ackermann/Director (11/12/2025)